SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                             AMC ENTERTAINMENT INC.
                                (name of issuer)

                      COMMON STOCK, 66 2/3 cents PAR VALUE

                                   001669 10 0
                                 (CUSIP number)

                             Raymond F. Beagle, Jr.
                               LATHROP & GAGE L.C.
                                2345 Grand Avenue
                        Kansas City, Missouri 64108-2684
                                 (816) 460-5823
                      (name, address and telephone number)
                         of person authorized to receive
                           notices and communications)

                                October 29, 2002
                      (date of event which requires filing
                               of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 pages)

--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP No. 001669 10 0


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(1)  Names of reporting  Persons;  S.S. or I.R.S.  Identification  Nos. of Above
     Persons.

        1992 Durwood, Inc. Voting Trust, as amended and restated August 12, 1997

(2)  Check the appropriate box if a member of a Group (See Instructions)

         (a)  [  ]
         (b)  [x]

(3)  SEC Use Only


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(4)  Source of Funds (See Instructions)

                                       00

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) []

(6)  Citizenship or Place of Organization

                                    Delaware.


Number of Shares     (7)       Sole Voting Power               3,051,597*
Beneficially
Owned by Each        (8)       Shared Voting Power             0
Reporting
Person               (9)       Sole Dispositive Power          0
With
                     (10)      Shared Dispositive Power        3,051,597*


(11) Aggregate Amount Beneficially Owned by Each Reporting Person 3,051,597

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11) 8.4%

(14) Type of Reporting Person (See Instructions) OO

     *The power to vote and dispose of shares is exercised by the Voting Trust trustee.

                              CUSIP No. 001669 10 0


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(1)  Names of reporting  Persons;  S.S. or I.R.S.  Identification  Nos. of Above
     Persons.

               Trust created under Revocable Trust Agreement dated August 14, 1989 of Stanley H. Durwood, as amended and restated on May 12, 1999

(2)  Check the appropriate box if a member of a Group (See Instructions)

         (a)   [  ]
         (b)   [x]

(3)  SEC Use Only


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(4)  Source of Funds (See Instructions)

                                       00

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) []

(6)  Citizenship or Place of Organization

                                    Delaware.


Number of Shares      (7)       Sole Voting Power               0
Beneficially
Owned by Each         (8)       Shared Voting Power             0
Reporting
Person                (9)       Sole Dispositive Power          0
With
                      (10)      Shared Dispositive Power        0


(11) Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11) 0%

(14) Type of Reporting Person (See Instructions) OO

                              CUSIP No. 001669 10 0


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(1)  Names of reporting  Persons;  S.S. or I.R.S.  Identification  Nos. of Above
     Persons.

               The Stanley H. Durwood Foundation

(2)  Check the appropriate box if a member of a Group (See Instructions)

         (a)   [  ]
         (b)   [x]

(3)  SEC Use Only


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(4)  Source of Funds (See Instructions)

                                       00

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) []

(6)  Citizenship or Place of Organization

                                    Missouri


Number of Shares     (7)       Sole Voting Power               0
Beneficially
Owned by Each        (8)       Shared Voting Power             0
Reporting
Person               (9)       Sole Dispositive Power          0
With
                     (10)      Shared Dispositive Power        3,051,597*


(11) Aggregate Amount Beneficially Owned by Each Reporting Person 3,051,597

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11) 8.4%

(14) Type of Reporting Person (See Instructions) OO

          *The power to dispose of shares is exercised by the Foundation trustee.

                              CUSIP No. 001669 10 0


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(1)  Names of reporting  Persons;  S.S. or I.R.S.  Identification  Nos. of Above
     Persons.

               Raymond F. Beagle, Jr., as trustee of the Revocable Trust herein defined

(2)  Check the appropriate box if a member of a Group (See Instructions)

         (a)   [  ]
         (b)   [x]

(3)  SEC Use Only


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(4)  Source of Funds (See Instructions)

                                       00

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) []

(6)  Citizenship or Place of Organization

                                  U.S. Citizen


Number of Shares      (7)       Sole Voting Power                0
Beneficially
Owned by Each         (8)       Shared Voting Power              0
Reporting
Person                (9)       Sole Dispositive Power           0
With
                      (10)      Shared Dispositive Power         0


(11) Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11) 0%

(14) Type of Reporting Person (See Instructions) IN/OO

                              CUSIP No. 001669 10 0


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(1)  Names of reporting  Persons;  S.S. or I.R.S.  Identification  Nos. of Above
     Persons.

Charles J. Egan, Jr., as trustee of the Voting Trust, the Revocable Trust and the Foundation herein defined

(2)  Check the appropriate box if a member of a Group (See Instructions)

         (a)   [  ]
         (b)   [x]

(3)  SEC Use Only


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(4)  Source of Funds (See Instructions)

                                       00

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) []

(6)  Citizenship or Place of Organization

                                    Delaware.


Number of Shares     (7)       Sole Voting Power                 3,051,597
Beneficially
Owned by Each        (8)       Shared Voting Power               0
Reporting
Person               (9)       Sole Dispositive Power            3,051,597
With
                     (10)      Shared Dispositive Power          0


(11) Aggregate Amount Beneficially Owned by Each Reporting Person 3,051,597

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11) 8.4%

(14) Type of Reporting Person (See Instructions) IN/OO

Item    1. Security and Issuer.

     This Amendment No. 4 to Schedule 13D relates to Common Stock, par value 66 2/3 cents per share ("Common Stock"), of AMC Entertainment Inc., a Delaware corporation ( the "Company"). The principal executive offices of the Company are located at 920 Main Street, Kansas City, Missouri 64105.

Item    2. Identity and Background.

     This Amendment No. 4 is filed by (a) the 1992 Durwood, Inc. Voting Trust dated December 12, 1992, as amended and restated on August 12, 1997, as amended (the "Voting Trust"), (b) the trust created under the Revocable Trust Agreement dated August 14, 1989 of Stanley H. Durwood, as amended and restated on May 12, 1999 (the "Revocable Trust"), (c) The Stanley H. Durwood Foundation (the "Foundation"), created under that certain Trust Indenture dated April 27, 1999, as amended (the "Foundation Trust Indenture"), (d) Raymond F. Beagle, Jr., as co-trustee of the Revocable Trust and (e) Charles J. Egan, Jr. (i) as co-trustee of the Revocable Trust and as sole trustee of the Voting Trust and the Foundation.

     Raymond F. Beagle, Jr. is a United States citizen whose business address is 2345 Grand Avenue, Suite 2800, Kansas City, Missouri, 64108. He is a member of the law firm of Lathrop & Gage L.C. and serves as general counsel of the Company.

     Charles J. Egan, Jr. is a United States citizen whose business address is 2501 McGee, MD 561, Kansas City, Missouri 64108. He is a Vice President of Hallmark Cards, Incorporated and serves as a director of the Company.

     During the past five years, neither Mr. Beagle nor Mr. Egan has been convicted in any criminal proceeding nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding a violation with respect to such laws.

Item    3. Source and Amount of Funds or Other Consideration.

     The Voting Trust has legal title to the shares of Class B Stock described herein.

     Mr. Stanley H. Durwood's estate taxes have been paid from the Revocable Trust and the administration of the Revocable Trust is being completed with the payment of miscellaneous fees and expenses and the performance of other administrative matters. Accordingly, on October 29, 2002,Voting Trust certificates evidencing the beneficial interest in 3,051,597 shares of Class B Stock held by the Voting Trust were transferred from the Revocable Trust to the Foundation.

     On October 29, 2002 Mr. Egan and Mr. Beagle, with the consent of The Greater Kansas City Community Foundation (the "Community Foundation"), the sole beneficiary under the Foundation Trust Indenture, amended the Voting Trust Agreement to allow for a minimum of one voting trustee and on October 30, 2002, Mr. Beagle resigned as co-trustee of the Voting Trust. Mr. Egan, who is empowered to designate additional voting trustees, has elected not to do so and, accordingly, serves as sole voting trustee of the Voting Trust.

     On October 30, 2002, the then trustees of the Foundation, Mr. Egan and Mr. Beagle, with the consent of the Community Foundation, amended the Foundation Trust Indenture to allow for a minimum of one trustee, and on October 31, 2002, Mr. Beagle resigned as co-trustee of the Foundation. Mr. Egan and the Community Foundation agreed not to fill the vacancy in the office of trustee created by Mr. Beagle's resignation. Accordingly, Mr. Egan now serves as the sole trustee of the Foundation.

     As a result of the foregoing events, (i) the Foundation became a beneficial owner of shares of the Company's stock held of record by the Voting Trust, (ii) Mr. Beagle and the Revocable Trust ceased to be beneficial owners of shares of the Company's stock held of record by the Voting Trust and (iii) Mr. Egan became the sole trustee of the Voting Trust and the Foundation.

Item    4. Purpose of the Transaction.

     Reference is made to the Schedule 13D dated July 14, 1999 of the undersigned for information relating to the Voting Trust and the Revocable Trust. There have been no material changes to such information except as set forth in Amendment No. 1 filed September 5, 2001, Amendment No. 2 filed April 24, 2002, Amendment No. 3 (revised) as filed October 28 and except as set forth herein.

     The trustee of the Foundation may sell Class B Stock or Common Stock obtained upon conversion thereof from time to time to meet funding requirements of the Foundation. Such sales may be in open market transactions or in private transactions. However, there is no agreement or understanding between the Foundation trustee and any other person with respect to any future sale of shares.

Item    5. Interest in Securities of the Issuer.

     (a) As of September 26, 2002 the shares held by the Voting Trust generally represent approximately 46.2% of the combined voting power of the outstanding shares of the Company, other than in the election of directors or in matters reserved for a class vote by the holders of the Company's Common Stock or Class B Stock. This percentage takes into account 2,279,580 votes attributable to Series A Preferred Stock entitled to vote on an as converted basis. In the election of directors, holders of Class B Stock and holders of Common Stock, voting together as if the Class B Stock and Common Stock were a single class, are entitled as of the date of this report to elect three directors, with each share of Common Stock having one vote per share and each share of Class B Stock having 10 votes per share. The shares held by the Voting Trust represent 47.9% of the combined voting power of the shares of Class B Stock and Common Stock entitled to vote in the election of such directors. Were all of the shares of Class B Stock converted to Common Stock, there would be 36,302,163 shares of Common Stock outstanding, of which the Voting Trust would hold of record and beneficially own 3,051,597, or 8.4%, of such shares, and the Foundation also would beneficially own all of such shares. By reason of his position as trustee of the Voting Trust and the Foundation, Mr. Egan also may be deemed for purposes of Section 13(d) of the Securities Exchange Act of 1934 to beneficially own all shares of the Company held of record by the Voting Trust and beneficially owned by the Foundation. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Egan disclaims such beneficial ownership of any shares of stock attributable to him solely by reason of his position as trustee.

     (b) As sole trustee of the Voting Trust, Mr. Egan has sole power to vote the shares of stock held of record by the Voting Trust. As trustee of the Voting Trust, he generally is not authorized to sell shares held by the Voting Trust, although in such capacity he must consent to any transfer of shares represented by Voting Trust certificates held by a beneficiary, to any release of shares from the Voting Trust and to any termination of the Voting Trust. However, as sole trustee of the Foundation, he has the power to sell securities held by the Foundation. Due to Mr. Egan's combined powers as sole trustee of the Voting Trust and the Foundation, he may be deemed to have the sole power to dispose of shares of Company stock held of record by the Voting Trust and beneficially owned by the Foundation.

     (c) As stated above, on October 29, 2002, the trustees of the Revocable Trust transferred Voting Trust certificates evidencing the beneficial interest in 3,051,597 shares of Class B Stock held by the Voting Trust from the Revocable Trust to the Foundation.

     (d) The Voting Trust provides for the distribution to holders of Voting Trust certificates of cash payments equal to dividends received by the Voting Trust, less reasonable costs of administration. Any dividends received by the Voting Trust and any proceeds from the sale of stock held by the Voting Trust would go to the Foundation and inure to the benefit of the Community Foundation. The business address of the Community Foundation is as follows: The Greater Kansas City Community Foundation, Attn: Janice C.Kreamer, President, 1055 Broadway, Suite 130, Kansas City, Missouri 64105.

     (e) As of October 29, 2002, the Revocable Trust and Mr. Beagle ceased to be the beneficial owners of more than five percent of shares of the Company's Class B Stock and Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Voting Trust was made between Stanley H. Durwood, as initial trustee of the Voting Trust, as trustee of the Revocable Trust and individually, and Mr. Beagle and Mr. Egan, as successor trustees under the Voting Trust. The trustee(s) of the Voting Trust must consent to any transfer of shares represented by Voting Trust certificates held by a beneficiary, to any release of shares from the Voting Trust and to any termination of the Voting Trust. The Voting Trust also requires the concurrence of the holders of Voting Trust certificates representing 80% of the shares of the Voting Trust to the termination of the Voting Trust. The Foundation is the sole holder of Voting Trust certificates. The Voting Trust expires no later than December 31, 2030, unless, if permitted by law, the Voting Trust trustee(s) extend its term.

     Mr. Egan is currently the sole trustee of the Voting Trust. He may appoint and remove additional trustees of the Voting Trust and may designate his successor. Should he die or resign without naming a successor, the Foundation would be entitled to designate a successor.

     The Foundation Trust Indenture was entered into on April 27, 1999 by and among Stanley H. Durwood, as grantor and trustee, and Raymond F. Beagle, Jr. and Charles J. Egan, Jr., as trustees. The Foundation Trust Indenture was amended in March 2000 in order to qualify the Foundation as a Type I supporting organization under Section 509(a)(3) of the Internal Revenue Code of 1986, as amended, and was further amended on October 30, 2002 to allow for a single trustee. Following Mr. Beagle's resignation as trustee of the Foundation, Mr. Egan and the

Community Foundation agreed that until such time as the Foundation holds no securities in the Company, the vacancy resulting from Mr. Beagle's resignation shall not be filled and that as of the effective date of the resignation, the Foundation would have one trustee, Mr. Egan.

     The Foundation is an organization controlled by and operated exclusively for the benefit of the beneficiary, the Community Foundation. The Foundation Trust Indenture directs the trustee(s) thereunder to distribute all net income of the Foundation and so much of principal as they deem appropriate to establish, support and fund such programs operated, funded or sponsored by the Community Foundation as the Foundation trustee(s) deem appropriate. However, the Foundation Trust Indenture does not mandate distribution of principal over or during any specified period of time. The terms of the Foundation Trust Indenture empower the trustee(s) of the Foundation to hold shares of stock and Voting Trust certificates and do not require diversification of investments. The
Foundation may be terminated if, in the judgment of the trustee(s), the Foundation has served its purposes or such purposes can best be served by termination of the Foundation and distribution of all of its assets.

     As beneficiary of the Foundation, the Community Foundation has the sole and exclusive power to appoint a majority of the Foundation trustees. The trustees appointed by the Community Foundation may appoint additional or successor trustees not required as part of the majority of the trustees appointed by the Community Foundation. The Community Foundation has appointed Mr. Egan to serve as trustee until his resignation, disability or removal for cause, as defined in the Foundation Trust Indenture. It may remove him as Foundation trustee only for mental or physical incapacity or for gross negligence or intentional disregard of fiduciary duty as a trustee of the Foundation. As amended, the Foundation Trust Indenture provides for a minimum of one trustee, which number may be increased by the Community Foundation with the consent of the trustee(s) then serving.

Item 7. Material to be Filed as Exhibits.

        99.1 Joint Filing Agreement.

     The undersigned represent that each of them is eligible to use Schedule 13D and acknowledge that the Amendment No. 4 to Schedule 13D to which this Joint Filing Agreement is an exhibit is filed on behalf of each of them, that each of them is responsible for the timely filing of any amendments thereto and for the completeness and the accuracy of the information concerning such person contained therein.

        99.2 Power of Attorney dated March 30, 2002 (Incorporated by reference to Exhibit 99.of the undersigned's Schedule 13D/A dated April 19,
              2002).

        99.3 Durwood Voting Trust (Amended and Restated 1992 Durwood, Inc. Voting Trust Agreement dated August 12, 1997). (Incorporated by reference to Exhibit 99.2 of the undersigned's Schedule 13D dated July 14, 1999.)

        99.4 First Amendment to Amended and Restated 1992 Durwood, Inc. Voting Trust Agreement dated October 29, 2002.

        99.5 Trust Indenture of The Stanley H. Durwood Foundation, dated April 27, 1999.

        99.6  First Amendment to Foundation Trust Indenture dated March 2, 2000.

        99.7 Second Amendment to Foundation Trust Indenture dated October 29, 2002.

        99.8 Agreement Relating to Number of Trustees of the Stanley H. Durwood Foundation.

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and accurate.




                             /s/Raymond F. Beagle, Jr.
                             Raymond F. Beagle, Jr.
                             On behalf of and as successor trustee of the Revocable Trust Agreement dated August 14, 1989 of Stanley H. Durwood, as amended and restated on May 12, 1999,


                             Charles J. Egan, Jr.
                             On behalf of and as successor trustee of the 1992 Durwood, Inc. Voting Trust dated December 12, 1992, as amended and restated on August 12, 1997, on behalf of and as successor trustee of the Revocable Trust Agreement dated August 14, 1989 of Stanley H. Durwood, as amended and restated on May 12, 1999, and as surviving trustee of the Stanley H. Durwood Foundation


                             By       /s/ Raymond F. Beagle, Jr.
                                      Raymond F. Beagle, Jr.
                                      Attorney-In-Fact

                             Dated: November 7, 2002


                                       11